Exhibit 99.2

TEMBEC INC. CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of Canadian dollars)

	Dec. 29,	Sept. 29,
	2012	2012

ASSETS
Current assets:
Cash and cash equivalents	$56	$87
Restricted cash	1	5
Trade and other receivables	156	200
Inventories (note 3)	235	255
Biological assets	1	-
Prepaid expenses	3	7
Assets classified as held for sale (note 4)	141	-
	593	554
Property, plant and equipment (note 5)	417	485
Biological assets	4	4
Other long-term receivables	11	12
Deferred tax assets	2	4
	$1,027	$1,059

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans (note 6)	$69	$68
Trade, other payables and accrued charges	174	230
Interest payable	2	10
Income tax payable	5	3
Provisions (note 8)	2	3
Current portion of long-term debt (note 7)	16	16
Liabilities classified as held for sale (note 4)	32	-
	300	330

Long-term debt (note 7)	348	323
Provisions (note 8)	16	17
Employee future benefits	260	285
Other long-term liabilities	2	2
	926	957
Shareholders' equity:
Share capital (note 9)	567	564
Deficit	(463)	(453)
Accumulated other comprehensive loss	(3)	(9)
	101	102
	$1,027	$1,059

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS)

Quarters ended December 29, 2012 and December 24, 2011
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

	Quarters ended
	Dec. 29,	Dec. 24,
	2012	2011
Sales	$376	$401
Freight and other deductions	50	53
Lumber export taxes	1	2
Cost of sales (excluding depreciation and amortization)	286	316
Selling, general and administrative	19	18
Share-based compensation (note 9)	1	-
Depreciation and amortization	11	12
Other items (note 10)	1	2
Operating earnings (loss)	7	(2)

Interest, foreign exchange and other	7	10
Exchange loss (gain) on long-term debt	4	(2)
Net finance costs (note 11)	11	8
Loss before income taxes	(4)	(10)

Income tax expense (note 12)	6	6
Net loss	$(10)	$(16)

Basic and diluted net loss in dollars per share (note 9)	$(0.10)	$(0.16)

TEMBEC INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

Quarters ended December 29, 2012 and December 24, 2011
(unaudited) (in millions of Canadian dollars)

	Quarters ended
	Dec. 29,	Dec. 24,
	2012	2011
Net loss	$(10)	$(16)

Other comprehensive earnings (loss), net of income taxes:
Foreign currency translation differences for foreign operations	6	(5)

Total comprehensive loss	$(4)	$(21)

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Quarters ended December 29, 2012 and December 24, 2011
(unaudited) (in millions of Canadian dollars)

	Quarter ended December 29, 2012
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of period, September 29, 2012	$564	$(9)	$(453)	$102

Net loss for the period	-	-	(10)	(10)
Other comprehensive earnings, net of income taxes:
Foreign currency translation differences for foreign operations	-	6	-	6
Issue of warrants (note 9)	3	-	-	3

Balance - end of period, December 29, 2012	$567	$(3)	$(463)	$101

	Quarter ended December 24, 2011
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of period, September 24, 2011	$564	$2	$(333)	$233

Net loss for the period	-	-	(16)	(16)
Other comprehensive earnings (loss), net of income taxes:
Foreign currency translation differences for foreign operations	-	(5)	-	(5)

Balance - end of period, December 24, 2011	$564	$(3)	$(349)	$212

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters ended December 29, 2012 and December 24, 2011
(unaudited) (in millions of Canadian dollars)

	Quarters ended
	Dec. 29,	Dec. 24,
	2012	2011
Cash flows from operating activities:
Net loss	$(10)	$(16)
Adjustments for:
Depreciation and amortization	11	12
Net finance costs (note 11)	11	8
Income tax expense (note 12)	6	6
Income tax paid	(2)	-
Excess cash contributions over employee future benefits expense	(11)	(10)
Gain on sale of assets (note 10)	(2)	-
Other	(4)	2
	(1)	2
Changes in non-cash working capital:
Trade and other receivables	24	14
Inventories	2	(34)
Prepaid expenses	2	2
Trade, other payables and accrued charges	(31)	(17)
	(3)	(35)
	(4)	(33)
Cash flows from investing activities:
Disbursements for property, plant and equipment	(40)	(23)
Proceeds from sale of net assets (note 10)	2	17
Other	-	(3)
	(38)	(9)
Cash flows from financing activities:
Change in operating bank loans	1	42
Change in restricted cash	4	(2)
Increase in long-term debt	24	4
Repayments of long-term debt	(1)	(3)
Interest paid	(18)	(15)
Other	-	(1)
	10	25
	(32)	(17)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	1	(3)
Net decrease in cash and cash equivalents	(31)	(20)

Cash and cash equivalents, beginning of period	87	99
Cash and cash equivalents, end of period	$56	$79

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. BUSINESS SEGMENT INFORMATION

Quarters ended December 29, 2012 and December 24, 2011
(unaudited) (in millions of Canadian dollars)

The Company operates an integrated forest products business, which is managed in four segments. During the December 2012 quarter, the Company reorganized its internal reporting structure. The High-Yield Pulp segment was renamed the Paper Pulp segment and now includes the chemical pulp mill that was previously part of the Specialty Cellulose and Chemical Pulp segment. The latter was then renamed the Specialty Cellulose Pulp segment. The Forest Products and the Paper segments were unaffected by the organizational changes. The segments are:

  The Forest Products segment consists primarily of forest and sawmills operations, which produce lumber and building materials.
  The Specialty Cellulose Pulp segment consists primarily of manufacturing and marketing activities of specialty cellulose including the transformation and sale of resins and pulp by-products. A significant portion of chemical products sales are related to by-products generated by the two specialty cellulose pulp mills.
  The Paper Pulp segment includes the manufacturing and marketing activities of high-yield pulps and chemical pulps.
  The Paper segment consists primarily of production and sales of coated bleached board and newsprint.

Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The basis of presentation and the accounting policies used in these business segments are the same as those described in note 2 and 3 of the Company’s audited consolidated financial statements for the year ended September 29, 2012. Comparative prior period segment information has been restated to conform with the new segment presentation.

The performance of each segment is evaluated by management of the Company against short-term and long-term financial objectives as well as environmental, safety and other key criteria. The financial performance is measured based on earnings before interest, income taxes, depreciation and amortization, and other specific or non-recurring items (adjusted EBITDA). This measure is included in the internal reports that are reviewed by senior management. Segment adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating financial results relative to other entities that operate within similar businesses. Net finance costs and income tax are not allocated to operating segments.

TEMBEC INC. BUSINESS SEGMENT INFORMATION

Quarters ended December 29, 2012 and December 24, 2011
(unaudited) (in millions of Canadian dollars)

	Quarter ended December 29, 2012
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$85	$103	$110	$78	$-	$-	$376
Internal	16	-	7	-	4	(27)	-
	101	103	117	78	4	(27)	376
Freight and other deductions	9	7	23	11	-	-	50
Lumber export taxes	1	-	-	-	-	-	1
Cost of sales	86	73	92	58	4	(27)	286
Selling, general and administrative	3	5	2	3	6	-	19
Share-based compensation	-	-	-	-	1	-	1
Earnings (loss) before the following (adjusted EBITDA):	2	18	-	6	(7)	-	19
Depreciation and amortization	2	3	5	1	-	-	11
Other items (note 10)	-	-	-	-	1	-	1
Operating earnings (loss)	$-	$15	$(5)	$5	$(8)	$-	$7
Additions to property, plant and equipment	$2	$26	$5	$1	$-	$-	$34
Total assets	$207	$426	$279	$115	$-	$-	$1,027
Total liabilities	$59	$213	$67	$123	$464	$-	$926

	Quarter ended December 24, 2011
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$100	$123	$93	$85	$-	$-	$401
Internal	26	-	10	-	2	(38)	-
	126	123	103	85	2	(38)	401
Freight and other deductions	12	10	20	11	-	-	53
Lumber export taxes	2	-	-	-	-	-	2
Cost of sales	118	84	88	62	2	(38)	316
Selling, general and administrative	5	4	2	2	5	-	18
Share-based compensation	-	-	-	-	-	-	-
Earnings (loss) before the following (adjusted EBITDA):	(11)	25	(7)	10	(5)	-	12
Depreciation and amortization	3	2	6	1	-	-	12
Other items (note 10)	2	-	-	-	-	-	2
Operating earnings (loss)	$(16)	$23	$(13)	$9	$(5)	$-	$(2)
Additions to property, plant and equipment	$4	$12	$5	$2	$-	$-	$23
Total assets	$256	$359	$340	$121	$6	$-	$1,082
Total liabilities	$83	$175	$69	$141	$402	$-	$870

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

1.	Reporting entity and nature of operations

Tembec Inc. (the “Corporation”) and its subsidiaries (collectively “Tembec” or the “Company”) operate an integrated forest products business.

The Corporation is incorporated and domiciled in Canada and listed on the Toronto Stock Exchange under the symbol TMB. The address of the Company's registered office is 800 René- Lévesque Blvd. West, Suite 1050, Montreal, Quebec, Canada, H3B 1X9.

2.	Basis of presentation

Statement of compliance

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including International Accounting Standard (IAS) 34 – Interim Financial Reporting.

The accounting policies and the basis of presentation applied in these unaudited interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended September 29, 2012. During the quarter ended December 29, 2012, the Company reclassified certain assets and liabilities as held for sale as explained in note 4. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss. The Company’s interim results are not necessarily indicative of its results for a full year.

These unaudited interim consolidated financial statements do not include all of the information and disclosures required in the annual financial statements and, accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 29, 2012.

These unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on January 31, 2013.

Accounting estimates and judgments

The preparation of unaudited interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

In preparing these unaudited interim consolidated financial statements, the significant judgments made by management in applying the Company`s significant accounting policies and key sources of information were the same as those applied to the consolidated financial statements for the year ended September 29, 2012.

3.	Inventories

	Dec. 29,	Sept. 29,
	2012	2012
Finished goods	$110	$118
Logs and wood chips	59	61
Supplies and materials	66	76
	$235	$255

Inventories carried at net realizable value	$27	$48

During the quarters ended in December 2012 and 2011, cost of sales consists primarily of inventories recognized as an expense. Inventories at December 29, 2012, were written down by $4 million (September 29, 2012 - $6 million) to reflect net realizable value being lower than cost. The write-down and reversal, if any, are included in cost of sales.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

4.	Assets and liabilities classified as held for sale

The current period balance sheet classifies the assets and liabilities related to the Skookumchuck Northern Bleached Softwood Kraft (NBSK) pulp mill as held for sale since these are expected to be recovered primarily through sale rather than continuing use. This reclassification is required as the Company is currently engaged in a formal sales process and expects to sell the facility within the twelve-month time frame specified under IFRS rules.

The non-current assets reclassified as held for sale have to be measured at the lower of the carrying amount and the fair value less cost to sell. The Company did not record an impairment related to these assets upon reclassification as held for sale. As at December 29, 2012, the Skookumchuck pulp mill comprised assets of $141 million less liabilities of $32 million.

Assets classified as held for sale:
Property, plant and equipment	$100
Trade and other receivables	18
Inventories	22
Prepaid	1
$141

Liabilities classified as held for sale:
Trade, other payables and accrued charges	$18
Employee future benefits	12
Provisions	2
$32

5.	Property, plant and equipment

	Net book value
	Dec. 29,	Sept. 29,
	2012	2012
Land	$11	$11
Buildings	39	53
Production equipment:
Pulp and paper	221	300
Sawmill	17	19
Forest access roads	7	6
Assets under construction	122	96
	$417	$485

On March 16, 2012, the Company announced a $190 million capital investment to upgrade its specialty cellulose manufacturing facility at Temiscaming, Quebec. As at the end of December 2012, the Company had incurred $78 million of capital expenditures for this project and had $40 million of outstanding commitments. During the December 2012 quarter, the Company had total additions to property, plant and equipment of $34 million, of which $19 million was for the upgrade to the specialty cellulose manufacturing facility.

During the December 2012 quarter, an amount of $100 million was reclassified from property, plant and equipment to assets classified as held for sale (note 4).

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

6.	Operating bank loans

On March 4, 2011, the Company entered into a new $200 million asset-based revolving five-year working capital facility (ABL) expiring in February 2016. The facility has a first priority charge over the receivables and inventories of the Company’s Canadian operations. As at December 29, 2012, the amount available, based on eligible receivables and inventories, was $136 million of which $66 million was drawn and $48 million was reserved for letters of credit. Interest is calculated based either on the BA Rate, the LIBOR, the Canadian Prime Rate or the U.S. Base Rate, as the case may be, plus an applicable margin.

In April 2011, the Ontario Court of Appeal rendered a decision in the restructuring proceedings involving Indalex Limited under the Companies’ Creditors Arrangement Act (CCAA). The Court of Appeal held that defined benefit pension plan deficiency claims could have priority over prior registered security interests in accounts receivable and inventory of Ontario pension plan sponsors. This decision is currently being appealed to the Supreme Court of Canada. In November 2012, the agent for the ABL lender’s syndicate expressed concern regarding the Company’s Ontario defined benefit plan solvency deficits. In light of the uncertainty surrounding the Indalex decision, the agent indicated that the lenders would likely establish a borrowing base reserve if the Company requested any further utilization of the ABL facility before the priority issue was satisfactorily resolved by the Supreme Court of Canada. The Company is currently under discussions with the ABL agent regarding this situation.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. At the end of December 2012, the amount available was $15 million of which $ 3 million was drawn.

The Company’s exposure to liquidity risk is disclosed in note 14.

7.	Long-term debt

This note provides information about the contractual terms of the Company’s long- term interest-bearing loans and borrowings, which are measured at amortized cost.

		Dec. 29,	Sept. 29,
	Maturity	2012	2012
Tembec Industries Inc. - US $305 million - 11.25% senior secured notes	12/2018	$304	$300
Tembec Tartas SAS	Various	22	22
Tembec Energy LP - 6.35% secured term loan	06/2022	20	20
Tembec Energy LP - 5.5% secured term loan	10/2027	24	-
Kirkland Lake Engineered Wood Products Inc.	Various	8	8
Other	Various	2	2
		$380	$352
Less current portion		16	16
Less unamortized financing costs		16	13
		$348	$323

In connection with the specialty cellulose project in Temiscaming, Quebec, the Company entered into a $75 million term loan facility, bearing interest at 5.5% . The loan has a 15-year term consisting of a three-year construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan is secured by a second ranking charge on the project assets. During the quarter, the Company received three tranches totalling $24 million on the term loan.

The Company’s credit agreements contain covenants that could in certain circumstances restrict the ability of the Company to incur or guarantee additional indebtedness, to encumber or dispose of its assets or make certain payments or distributions.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

8.	Provisions

	Dec. 29,	Sept. 29,
	2012	2012
Site restoration	$12	$13
Reforestation	1	2
Other	5	5
	$18	$20

Current	$2	$3
Non-current	16	17
	$18	$20

9.	Share capital

Authorized

Unlimited number of common voting shares, without par value.

Unlimited number of non- voting Class A preferred shares issuable in series without par value, with other attributes to be determined at time of issuance.

Issued and fully paid
	Dec. 29,	Sept. 29,
	2012	2012
100,000,000 common shares	$564	$564
3,000,000 warrants	3	-
	$567	$564

Net loss per share

The following table provides the reconciliation between basic and diluted net loss per share:

	Quarters ended
	Dec. 29,	Dec. 24,
	2012	2011
Net loss	$(10)	$(16)
Weighted average number of common shares outstanding	100,000,000	100,000,000
Dilutive effect of employees share options and warrants	-	-
Weighted average number of diluted common shares outstanding	100,000,000	100,000,000
Basic and diluted net loss in dollars per share	$(0.10)	$(0.16)

The warrants and employees share options had no dilutive effect for the above periods; however, these securities could potentially dilute earnings per share in future periods.

Warrants

In connection with the $75 million term loan facility, the Company has granted the lender an option to acquire 3 million common shares of the Corporation at a price of $7 per share. The warrants expire on August 30, 2017. During the December 2012 quarter, concurrently with the first disbursement under the term loan facility, the estimated value of the warrants was determined to be $3 million.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

9.	Share capital (continued)

Share-based compensation

Under the prior Long-Term Incentive Plan, the Company had, from time to time, granted options to its employees. The plan provided for the issuance of common shares at an exercise price equal to the market price of the Company’s common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the period:

	Quarter ended December 29, 2012
		Weighted average
	Options	exercise price
Balance, beginning of year, September 29, 2012	104,987	$66.13
Options expired	3,492	184.59
Balance, end of period, December 29, 2012	101,495	$62.06

On November 17, 2010, under the Directors’ Share Award plan, non-executive members of the Board were granted 655,175 Deferred Share Units (DSU), and on January 27, 2011, 95,824 additional DSUs were granted. These DSUs vest in three equal amounts over the next three Annual General Shareholders' meetings beginning on January 27, 2011.

On November 15, 2011, the Board approved the establishment of a Performance-Conditioned Share Unit (PCSU) plan. Under the PCSU plan, designated senior executives will be granted a specified number of DSUs or PCSUs annually, which vest over successive three-year periods, based on total shareholder return over the performance period as determined relative to a peer group and the increase in value of the Company’s weighted average share price over the performance period. On January 26, 2012, 373,147 DSUs were granted of which 5,564 were forfeited during the June 2012 quarter and 5,905 during the December 2012 quarter. On November 15, 2012, an additional 726,801 DSUs were granted.

The following table summarizes the details of share-based compensation expenses (credits) relating to its different plans:

	Quarters ended
	Dec. 29,	Dec. 24,
	2012	2011
Directors' share award plan	$1	$-
Performance-conditioned share unit plan	-	-
	$1	$-

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

10.	Other items

The following table provides a summary of the other items by business segment of the Company:

	Quarters ended
	Dec. 29,	Dec. 24,
	2012	2011
Corporate:
Costs for permanently idled facilities	$3	$4
Gain on sale of assets	(2)	-
Gain on sale of minority equity investment	-	(4)
	1	-
Forest Products:
Loss on sale/closure of hardwood flooring plants	-	2
	-	2
Other items	$1	$2

Quarter ended December 29, 2012

During the December 2012 quarter, the Company recorded a charge of $3 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities.

During the December 2012 quarter, the Company recorded a gain of $2 million relating to the sale of land and building in Cranbrook, British Columbia.

Quarter ended December 24, 2011

On December 22, 2011, the Company recorded a gain of $4 million relating to the sale of a minority equity position in two dissolving pulp mills located in the Province of New Brunswick.

During the December 2011 quarter, the Company recorded a charge of $4 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities.

On November 25, 2011, the Company sold its Toronto, Ontario, flooring plant for proceeds of $13 million. Concurrently, the Company also announced the closure of its Huntsville, Ontario, hardwood flooring plant. The sale of the Toronto plant and the closure of the Huntsville plant resulted in a charge of $2 million that has been recorded in the December 2011 quarter.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

11.	Net finance costs

	Quarters ended
	Dec. 29,	Dec. 24,
	2012	2011
Interest on long-term debt	$10	$8
Interest on short-term debt	1	-
Bank charges and other financing expenses	-	1
Net foreign exchange loss (gain), excluding exchange on long-term debt	-	1
Exchange loss (gain) on long-term debt	4	(2)
Expected return on plan assets less accretion of employee future benefits obligation	(2)	-
Interest capitalized on assets under construction	(2)	-
	$11	$8

Finance costs	$13	$10
Finance income	(2)	(2)
Net finance costs	$11	$8

12.	Income taxes

The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	Quarters ended
	Dec. 29,	Dec. 24,
	2012	2011
Loss before income taxes	$(4)	$(10)
Income tax recovery based on combined federal and provincial income tax rates of 26.3% (2011 - 26.3%)	$(1)	$(3)
Increase (decrease) resulting from:
Unrecognized tax asset arising from current losses	5	6
Difference in statutory income tax rate	2	2
Non-deductible portion of exchange loss on long-term debt	1	-
Other permanent differences	(1)	1
	7	9
Income tax expense	$6	$6
Income taxes:
Current	$4	$3
Deferred	2	3
Income tax expense	$6	$6

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

13.	Employee future benefits

The following table presents the Company’s employee future benefit costs:

	Quarters ended
	Dec. 29,	Dec. 24,
	2012	2011
Defined benefit pension plans	$2	$2
Defined contribution and other retirement plans	2	3
Other benefit plans	1	1
	$5	$6

14.	Financial instruments

Fair value

The carrying amount of cash and cash equivalents, restricted cash, trade and other receivables, bank indebtedness, operating bank loans, trade, other payables and accrued charges, and interest payable approximates their fair values because of the near-term maturity of those instruments. The carrying value of the long-term loans receivable and other long-term liabilities also approximates their fair values.

The carrying value and the fair value of long-term debt are as follows:

	Dec. 29,	Sept. 29,
	2012	2012
Carrying value	$364	$339
Fair value	$403	$369

The fair value of the senior secured notes was estimated using quoted market prices; the fair value of the other long-term debt was estimated based on discounted cash flows using period-end market yields of similar instruments having the same maturity.

Derivative financial instruments are the only financial instruments of the Company measured at fair value on a recurring basis and have been valued in accordance with Level 1 of the fair value hierarchy, which is based on unadjusted quoted prices in an active market. The Company had a negligible amount of derivative financial instruments at December 29, 2012 (September 29, 2012 –nil).

Financial risk management

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Dec. 29,	Sept. 29,
	2012	2012
Loans and receivables, other than cash, cash equivalents and restricted cash	$167	$212
Cash, cash equivalents and restricted cash	$57	$92

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

14.	Financial instruments (continued)

Exposure to liquidity risk

Liquidity risk arises from the possibility that the Company will not be able to meet its financial obligations as they fall due. The Company has an objective of maintaining liquidity equal to 12 months of maintenance capital expenditures, interest and principal repayments and seasonal working capital requirements, which would require approximately $135 million to $150 million of liquidity.

A liquidity reserve in the form of cash, cash equivalents and undrawn revolving credit facilities is maintained to assist in the solvency and financial flexibility of the Company. Liquidity reserves as at December 29, 2012, totalled $91 million. The decrease in liquidity was anticipated as the Company continued with its capital expenditure program. Liquidity is also being negatively impacted by the significant solvency contributions that are being made to fund defined benefit pension plans. In order to address this situation, the Company is assessing several liquidity enhancing initiatives such as reducing or delaying capital expenditures, asset sales and seeking other sources of financing or funding. Repayment of amounts due within one year may also be funded by normal collection of current trade accounts receivable and cash on hand.

In April 2011, the Ontario Court of Appeal rendered a decision in the restructuring proceedings involving Indalex Limited under the Companies’ Creditors Arrangement Act (CCAA). The Court of Appeal held that defined benefit pension plan deficiency claims could have priority over prior registered security interests in accounts receivable and inventory of Ontario pension plan sponsors. This decision is currently being appealed to the Supreme Court of Canada. In November 2012, the agent for the ABL lender’s syndicate expressed concern regarding the Company’s Ontario defined benefit plan solvency deficits. In light of the uncertainty surrounding the Indalex decision, the agent indicated that the lenders would likely establish a borrowing base reserve if the Company requested any further utilization of the ABL facility before the priority issue was satisfactorily resolved by the Supreme Court of Canada.

The Company is currently under discussions with the ABL agent regarding this situation. The ruling of the Supreme Court of Canada is expected in the near term and the Company anticipates it will resolve the situation. The Company’s liquidity position at December 29, 2012, includes $22 million related to the unutilized portion of the ABL.

The following are the contractual maturities of financial liabilities, including interest payments:

	December 29, 2012
	Carrying		Contractual				After
	amount		cash flows	Year 1	Years 2-3	Years 4-5	5 years
Secured bank loans	$364	(1)	$592	$39	$82	$85	$386
Unsecured loans	16		17	6	7	3	1
Operating bank loans	69		69	69	-	-	-
Trade and others	176		176	176	-	-	-
	$625		$854	$290	$89	$88	$387
(1) before financing costs

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

15.	Capital management

It is the Company’s objective to manage its capital to ensure adequate capital resources exist to support operations while maintaining its business growth. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of characteristics of the underlying assets.

The Company monitors capital on the basis of net debt to total capitalization ratio. Net debt is calculated as a total debt (long-term debt plus bank indebtedness and operating bank loans) less cash, cash equivalents, and restricted cash.

Total capitalization includes net debt plus provisions, accrued benefit liability, deferred income taxes, other long-term liabilities, and shareholders’ equity.

The Company’s strategy is to maintain the net debt to total capitalization ratio at 40% or less. The objective is to keep a strong balance sheet and maintain the ability of the Company to access capital markets at favourable rates. The net debt to total capitalization ratio of the Company was 50% as at December 29, 2012 (September 29, 2012 – 45%). The increase was due to a decrease in cash balances, combined with higher debt due primarily to finance the Temiscaming specialty cellulose project. The Company anticipates that the net debt to total capitalization ratio will remain in excess of its target until the Temiscaming project is completed and begins to generate the projected incremental adjusted EBITDA.

There were no changes in the Company’s approach to capital management during the period.